Exhibit 12.1

XL GROUP PLC

STATEMENT REGARDING COMPUTATION OF EARNINGS TO FIXED CHARGES AND
PREFERENCE SHARE DIVIDENDS

(U.S. Dollars, in thousands)

	YTD 31-Mar 2010	Yr End 31-Dec 2009	Yr End 31-Dec 2008	Yr End 31-Dec 2007	Yr End 31-Dec 2006	Yr End 31-Dec 2005

Earnings:
Pre-tax (loss) income from continuing operations	158,345	55,847	(595,293)	1,267,580	1,626,722	(1,416,752)
Fixed charges	83,850	308,325	443,401	702,826	603,332	457,533
Distributed income of equity investees - see below	63,733	243,176	335,411	93,465	84,203	41,669

Subtotal	305,928	607,348	183,519	2,063,871	2,314,257	(917,550)
Less: Minority interest	(1)	(104)	—	23,928	25,016	8,210
Preference share dividend	32,500	80,200	78,645	69,514	40,322	40,322

Total (Loss) Earnings	273,429	527,252	104,874	1,970,429	2,248,919	(966,082)

Fixed Charges:
Interest costs	43,557	180,353	205,212	200,831	202,222	176,106
Accretion of deposit liabilities	5,513	36,151	146,588	421,074	350,053	227,743
Rental expense at 30%	2,280	11,621	12,956	11,407	10,735	13,362

Total Fixed charges	51,350	228,125	364,756	633,312	563,010	417,211

Preference share dividends	32,500	80,200	78,645	69,514	40,322	40,322

Total Fixed Charges and Preference Dividends	83,850	308,325	443,401	702,826	603,332	457,533

Ratio of Earnings to Fixed Charges	5.3	2.3	0.3	3.1	4.0	(2.3)

Ratio of Earnings to Fixed Charges & Preference Dividends	3.3	1.7	0.2	2.8	3.7	(2.1)

Deficiency - fixed charges only	N/A	N/A	259,882	N/A	N/A	1,383,293

Deficiency - fixed charges and preference dividends (1)	N/A	N/A	338,527	N/A	N/A	1,423,615

(1)	For the year ended December 31, 2005 earnings were insufficient to cover fixed charges by $1,423.6 million.